UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 17, 2009
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         527,285
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    527,285
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             527,285
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     8.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $728,176.72 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person is filing this Amendment No. 1 to reflect an increase in his ownership percentage of the company's common stock to 8.1%, from the 5.8% reported in his original Schedule 13D, filed November 12, 2009.

     While the reporting person's original 13D filing provides the broad context for a shareholder value-creating mindset and thought process that Cobra certainly needs, the reporting person currently has no specific plan or proposals which relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board represen-tation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on December 28, 2009, the reporting person has sole voting and dispositive power over 527,285 shares of Cobra Electronics Corp.'s common stock. According to the company's latest Form 10-Q filing, as of November 9, 2009, there were 6,471,280 common shares outstanding. The reporting person is therefore deemed to own 8.1% of the company's common stock. Transactions effected by the reporting person from November 12, 2009, through December 28, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

11/12/09  bought 1043 shares @ $1.35
11/12/09  sold 5000 shares @ $1.42
11/16/09  bought 5335 shares @ $1.51
11/16/09  sold 5919 shares @ $1.682
11/17/09  sold 10,950 shares @ $1.604
11/25/09  bought 4858 shares @ $1.352
12/07/09  bought 1000 shares @ $1.32
12/08/09  bought 300 shares @ $1.33
12/09/09  bought 500 shares @ $1.32
12/10/09  bought 719 shares @ $1.36
12/11/09  bought 34,485 shares @ $1.405
12/14/09  bought 5000 shares @ $1.41
12/17/09  bought 54,880 shares @ $1.549
12/18/09  bought 3500 shares @ $1.51
12/21/09  bought 8649 shares @ $1.507
12/22/09  bought 13,096 shares @ $1.503
12/23/09  bought 16,929 shares @ $1.484
12/24/09  bought 7013 shares @ $1.559
12/28/09  bought 13,900 shares @ $1.532

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  12/28/09
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor